Exhibit d 2 (a) ii

ECLIPSE FUNDS

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment (the “Amendment”) to the Subadvisory Agreement is made as of the 23rd day of October, 2009, by and between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Madison Square Investors LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement (the “Agreement”) dated as of January 1, 2009;

NOW, THEREFORE, for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree to amend the Agreement as follows:

1.
Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A, which reflects the removal of the MainStay Mid Cap Core Fund from the Schedule effective as of the close of business on October 23, 2009.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A.Schub
Name: Barry A. Schub
Title: Executive Vice President

MADISON SQUARE INVESTORS LLC

By:	/s/ Tony H. Elavia
Name: Tony H. Elavia
Title: Chief Executive Officer

SCHEDULE A

(Revised as of the close of business on October 23, 2009)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

FUND NAME	ANNUAL RATE

Balanced Fund *	0.350% up to $1 billion; 0.325% from $1 billion to $2 billion; and 0.300% in excess of $2 billion**

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For the Fund listed above, the Manager has agreed to waive a portion of the Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts.  These waivers or expense limitations may be changed with Board approval.  To the extent the Manager has agreed to waive its management fee or reimburse expenses, Madison Square Investors LLC, as Subadvisor for this Fund, has voluntarily agreed to waive or reimburse its fee proportionately.

**The Subadvisor manages the equity portion of the Balanced Fund.  The annual rate is based on the percentage of the Subadvisor’s Allocated Assets constituting the Series’ average daily net assets.